UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)(1)

                        GRANITE BROADCASTING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    387241102
                                 (CUSIP Number)

                                    Copy to:

Sandler Capital Management                Michael R. Reiner, Esq.
767 Fifth Avenue                          Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                           Sandler Capital Management

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          118,500 shares                                         0.6%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    118,500 shares                                         0.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 118,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Sandler Associates

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         144,000 shares                                         0.8%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          0 shares                                                 0%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           144,000 shares                                         0.8%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 144,000 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.8%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                    ARH Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          118,500 shares                                         0.6%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    118,500 shares                                         0.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 118,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                   MJDM Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          118,500 shares                                         0.6%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    118,500 shares                                         0.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 118,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Four JK Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          118,500 shares                                         0.6%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    118,500 shares                                         0.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 118,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                   ALCR Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          118,500 shares                                         0.6%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    118,500 shares                                         0.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 118,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           0.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Harvey Sandler

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         610,000 shares                                         3.3%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          264,500 shares                                         1.4%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           610,000 shares                                         3.3%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    264,500 shares                                         1.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 874,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           4.8%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Michael J. Marocco

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          262,500 shares                                         1.4%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    262,500 shares                                         1.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 262,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           1.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 John Kornreich

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         15,500 shares                                          0.1%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          262,500 shares                                         1.4%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           15,500 shares                                          0.1%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    262,500 shares                                         1.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 278,000 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           1.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Andrew Sandler

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          262,500 shares                                         1.4%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    262,500 shares                                         1.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 262,500 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           1.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Phyllis Sandler

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                     PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         2,000 shares                                          0.01%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          610,000 shares                                         3.3%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           2,000 shares                                          0.01%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    610,000 shares                                         3.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                 612,000 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           3.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 387241102                          13D


================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                                J. K. Media, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*
                                       WC

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization

                                    New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of         0 shares                                                 0%
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          0 shares                                                 0%
    Each       -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person           0 shares                                                 0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

                                    0 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                            |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                             0%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     Item 1 is hereby amended and restated as follows:

     This Amendment No. 4 amends and supplements the Schedule 13D, dated February 11, 1998 by certain reporting persons relating to the common stock (the "Common Stock") of Granite Broadcasting Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 767 Third Avenue, 34th Floor, New York, New York 10017.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     1. (a) Sandler Capital Management, a registered investment advisor and a general partnership organized under the laws of the State of New York ("SCM").

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     SCM is managed by a committee (the "Management Committee") consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). While the Management Committee has ultimate governing authority over SCM, all decisions regarding SCM's investment in the securities of the Issuer are made by the principal stockholders of MJDM Corp., Four JK Corp. and ALCR Corp. (Michael Morocco, John Kornreich and Andrew Sandler). As of December 18, 2000, SCM has 4 other general partners.

     The attached Schedule I sets forth a list of each of the other general partners of SCM (other than ARH Corp., MJDM Corp., Four JK Corp. and ALCR Corp.), the executive officers and directors of each of the general partners of SCM, and the controlling persons of the other general partners of SCM, and contains the following information with respect to each such person: (i) name,
(ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

     2. (a) Sandler Associates, a general partnership organized under the laws of the State of New York ("SA").

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     SA is managed by its general partners, consisting as of December 18, 2000 of Harvey Sandler, Michael Marocco, John Kornreich, Andrew Sandler, Douglas Schimmel, Hannah Stone, David Lee and Edward Grinacoff. All decisions regarding SA's investment in the securities of the

Issuer are in the discretion of the general partners. In the event that the general partners, after consultation, can not agree on any matter concerning the business or operations of SA, the decision of Harvey Sandler shall control.

     The attached Schedule I sets forth a list of each of the other general partners of SA (other than Harvey Sandler, Michael Morocco, John Kornreich and Andrew Sandler), and contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

     3.   (a)  ARH Corp., a Delaware corporation.

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     4.   (a)  MJDM Corp., a New York corporation.

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     5.   (a)  Four JK Corp., a Delaware corporation.

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     6.   (a)  ALCR Corp., a New York corporation.

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     7. (a) Harvey Sandler, is the sole stockholder of ARH Corp., President of Sandler Enterprises, a Managing Director of SCM and a general partner of SA.

          (b)  Address:  Sandler Enterprises
                         1555 North Park Drive, Suite 101
                         Weston, Florida 33329

          (c)  Principal Occupation: Investor.

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.

          ARH Corp. is a general partner of SCM. Harvey Sandler is the husband of Phyllis Sandler and the father of Andrew Sandler.

     8. (a) Michael J. Marocco, is the sole shareholder of MJDM Corp., a Managing Director of SCM and a general partner of SA.

          (b)  Address:  Sandler Capital Management
                         767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.

          MJDM Corp. is a general partner of SCM.

     9. (a) John Kornreich, is the majority stockholder of Four JK Corp., a Managing Director of SCM, a general partner of SA, and the general partner of J.K. Media, L.P.

          (b)  Address:  Sandler Capital Management
                         767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.

          Four JK Corp. is a general partner of SCM.

     10. (a) Andrew Sandler, is the sole shareholder of ALCR Corp., a Managing Director of SCM and a general partner of SA.

          (b)  Address:  Sandler Capital Management
                         767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.

          ALCR Corp. is a general partner of SCM. Andrew Sandler is the son of Harvey Sandler and Phyllis Sandler.

     11. (a) J.K. Media, L.P., a limited partnership organized under the laws of the State of New York.

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

     12.  (a)  Phyllis Sandler.

          (b)  Address:  17591 Lake Estate Drive
                         Boca Raton, Florida 33496

          (c)  Principal Business: Investor

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.

     Phyllis Sandler is the wife of Harvey Sandler and the mother of Andrew Sandler.

     None of the reporting persons and to the best of each of the reporting person's knowledge, none of the persons named in Schedule I hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraphs:

     The source of funds for the acquisition of the additional shares of Common Stock by Harvey Sandler was his personal funds and other funds.

     Harvey Sandler purchased a total of 259,000 additional shares of Common Stock, par value $0.01 per share, for $495,875.

ITEM 4.   Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 18,259,646 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2000), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 18, 2000:

                                       Shares of Common     Percentage of Shares
                                      Stock Beneficially      of Common Stock
Name                                         Owned           Beneficially Owned
----                                  ------------------    --------------------
Sandler Capital Management              118,500(2,3)                0.6%
Sandler Associates                      144,000(3)                  0.8%
ARH Corp.                               118,500(2,3)                0.6%
MJDM Corp.                              118,500(2,3)                0.6%
Four JK Corp.                           118,500(2,3)                0.6%
ALCR Corp.                              118,500(2,3)                0.6%
Harvey Sandler                          874,500(2,3,4,6)            4.8%
Michael J. Marocco                      262,500(2,3,4)              1.4%
John Kornreich                          278,000(2,3,4)              1.5%
Andrew Sandler                          262,500(2,3,4)              1.4%
J.K. Media, L.P.                             0                        0%
Phyllis Sandler                         612,000(3,5)                3.4%

     (2) Includes 118,500 shares of Common Stock held by accounts managed by SCM.

     (3)  The  reporting   person  disclaims   beneficial   ownership  of  these
          securities, except to the extent of his/her/its equity interest therein.

     (4)  Includes 144,000 shares of Common Stock owned by SA.

     (5)  Includes 610,000 shares of Common Stock owned by Harvey Sandler.

     (6)  Includes 2,000 shares of Common Stock owned by Phyllis Sandler.

     (b) SCM is managed by a Management Committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). While the Management Committee has ultimate governing authority over SCM, all decisions regarding SCM's investment in the securities of the Issuer are made by the principal stockholders of MJDM Corp., Four JK Corp. and ALCR Corp. (Michael Morocco, John Kornreich and Andrew Sandler). As of December 18, 2000, SCM has 4 other general partners.

     By virtue of being the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 118,500 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

     SA is managed by its general partners, consisting as of December 18, 2000 of Harvey Sandler, Michael Marocco, John Kornreich, Andrew Sandler, Douglas Schimmel, Hannah Stone, David Lee and Edward Grinacoff. All decisions regarding SA's investment in the securities of the Issuer are in the discretion of the general partners. In the event that the general partners, after consultation, can not agree on any matter concerning the business or operations of SA, the decision of Harvey Sandler shall control.

     SA has sole power to vote and to dispose of 144,000 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

     By virtue of being a general partner of SCM, each of ARH Corp., MJDM Corp., Four JK Corp. and ALCR Corp., may be deemed to have shared power to vote and to dispose of 118,500 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

     Harvey Sandler has sole power to vote and to dispose of 610,000 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock. As described above and by virtue of being a general partner of SA, and by virtue of being the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 264,500 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock.

     As described  above and by virtue of being a general partner of SA, Michael
J. Marocco may be deemed to have shared power to vote and to dispose of 262,500 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock.

     John Kornreich has sole power to vote and to dispose of 15,500 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. As described above and by virtue of being a general partner of SA, John Kornreich may be deemed to have shared power to vote and to dispose of 262,500 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock.

     As described above and by virtue of being a general partner of SA, Andrew Sandler may be deemed to have shared power to vote and to dispose of 262,500 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock.

     Phyllis Sandler has sole power to vote and to dispose of 2,000 shares of Common Stock, representing approximately 0.01% of the outstanding shares of Common Stock. By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 610,000 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from October 18, 2000 through December 18, 2000:

                                                         No. of Shares
          Name               Date Purchased or Sold    Purchased or (Sold)    Price Per Share
          ----               ----------------------    -------------------    ---------------
Sandler Capital Management          12/18/00                  (1,000)             $1.125
                                    12/18/00                  (1,000)             $1.1875

                                                         No. of Shares
          Name               Date Purchased or Sold    Purchased or (Sold)    Price Per Share
          ----               ----------------------    -------------------    ---------------
                                    12/18/00                  (2,000)             $1.175
                                    12/18/00                (160,000)             $1.10

Sandler Associates                  12/18/00                  (1,000)             $1.1875

J.K. Media, L.P.                    12/18/00                 (90,000)             $1.10

Harvey Sandler                      11/07/00                  10,000              $3.50
                                    11/16/00                  10,000              $2.0625
                                    11/20/00                  49,500              $1.9375
                                    11/21/00                  10,000              $1.875
                                    11/21/00                   5,000              $2.00
                                    11/21/00                  25,000              $1.8125
                                    11/21/00                 109,500              $1.9375
                                    12/01/00                  20,000              $1.25
                                    12/11/00                  20,000              $1.65625

     All purchases and sales of Common Stock were effected in open market transactions in the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective December 18, 2000, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding the following paragraph:

          Exhibit 99.1. Agreement among the reporting persons, effective as of December 18, 2000, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1.

                                    SIGNATURE

     After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.


Dated: September 5, 2001
                                        SANDLER CAPITAL MANAGEMENT
                                        By:  MJDM Corp., a General Partner

                                        By:  /s/  Moira Mitchell
                                           -------------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President

                                        SANDLER ASSOCIATES

                                        By:  /s/  Andrew Sandler
                                             -----------------------------------
                                                  Name:  Andrew Sandler
                                                  Title: General Partner


                                        ARH CORP.

                                        By:  /s/  Jeffrey Levine
                                             -----------------------------------
                                                  Name:  Jeffrey Levine
                                                  Title: President

                                        MJDM CORP.

                                        By:  /s/  Moira Mitchell
                                             -----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President

                                        FOUR JK CORP.

                                        By:  /s/  Moira Mitchell
                                             -----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President

                                        ALCR CORP.

                                        By:  /s/  Moira Mitchell
                                             -----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: Vice President and
                                                         Secretary


                                        /s/  Harvey Sandler
                                        ----------------------------------------
                                        Harvey Sandler

                                        /s/  Michael J. Marocco
                                        ----------------------------------------
                                        Michael J. Marocco

                                        /s/  John Kornreich
                                        ----------------------------------------
                                        John Kornreich

                                        /s/  Andrew Sandler
                                        ----------------------------------------
                                        Andrew Sandler

                                        J.K. MEDIA, L.P.

                                        By:  /s/  John Kornreich
                                           -------------------------------------
                                                  Name:  John Kornreich
                                                  Title: General Partner

                                        /s/  Phyllis Sandler
                                        ----------------------------------------
                                        Phyllis Sandler


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

     The following Schedule sets forth a list as of December 18, 2000 of each of the other general partners of Sandler Capital Management (other than ARH Corp., MJDM Corp., Four JK Corp. and ALCR Corp.), the executive officers and directors of each of the general partners of Sandler Capital Management, the controlling persons of the other general partners of Sandler Capital Management and the other general partners of Sandler Associates (other than Harvey Sandler, Michael Marocco, John Kornreich and Andrew Sandler), and contains the following information with respect to each such person: (i) name, (ii) business address,
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

                                   SCHEDULE 1

              OTHER GENERAL PARTNERS OF SANDLER CAPITAL MANAGEMENT

                                        Citizenship or State or Other         Present principal business and
Name/Position                           Place of Organization                 address of its principal office
-------------                           -----------------------------         -------------------------------
Terpsi Corp., General Partner           New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Serf Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Jirakal Corp., General                  New York                              Investments
Partner(1)                                                                    767 Fifth Avenue
                                                                              New York, New York 10153

Medg Corp., General Partner(2)          New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                  OTHER GENERAL PARTNERS OF SANDLER ASSOCIATES

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Douglas Schimmel                        United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

(1) Effective April 18, 2001, Jirakal Corp. ceased to be a general partner of SCM, and David Lee, the sole shareholder of Jirakal Corp., ceased to be a general partner of SA and a Managing Director of SCM.

(2) Effective December 31, 2000, Medg Corp. ceased to be a general partner of SCM, and Edward Grinacoff, the sole shareholder of Medg Corp., ceased to be a general partner of SA.

Hannah Stone                            United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

David Lee(1)                            United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Edward Grinacoff(2)                     United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                  EXECUTIVE OFFICERS AND DIRECTORS OF ARH CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida 33329

Moira Mitchell, Secretary               United States                         Administrative
and Treasurer                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166

(1) Effective April 18, 2001, Jirakal Corp. ceased to be a general partner of SCM, and David Lee, the sole shareholder of Jirakal Corp., ceased to be a general partner of SA and a Managing Director of SCM.

(2) Effective December 31, 2000, Medg Corp. ceased to be a general partner of SCM, and Edward Grinacoff, the sole shareholder of Medg Corp., ceased to be a general partner of SA.

                 EXECUTIVE OFFICERS AND DIRECTORS OF MJDM CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President,             United States                         Administrative
Treasurer and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

                EXECUTIVE OFFICERS AND DIRECTORS OF FOUR JK CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                 EXECUTIVE OFFICERS AND DIRECTORS OF ALCR CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida  33329

Moira Mitchell, Vice                    United States                         Administrative
President and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166

         EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF JIRAKAL CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

David Lee, Sole Shareholder             United States                         Managing Director
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

         EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF TERPSI CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

Hannah Stone, Sole                      United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF SERF CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York  10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York  10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York  11590

Douglas Schimmel, Sole                  United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York  10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF MEDG CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           -----------------------------         -------------------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Anthony Cimini, Director,               United States                         Controller
Vice President and Secretary                                                  Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Edward Grinacoff, Sole                  United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153